PE 3/13/2013



13001159



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Robert J. Wollin
Bristol-Myers Squibb Company
robert.wollin@bms.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-13-2013

Re: Bristol-Myers Squibb Company

Dear Mr. Wollin:

This is in regard to your letter dated March 12, 2013 concerning the shareholder proposal submitted by the Unitarian Universalist Association of Congregations for inclusion in Bristol-Myers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Bristol-Myers therefore withdraws its December 20, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Timothy Brennan
Unitarian Universalist Association of Congregations
tbrennan@uua.org

 Bristol-Myers Squibb Company

345 Park Avenue, New York, NY 10154

March 12, 2013

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of the Unitarian Universalist Association Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated December 20, 2012 (the "No-Action Request Letter"), Bristol-Myers Squibb Company (the "Company") requested that the staff of the Division of Corporation Finance (the "Staff") concur that the Company could properly exclude from its proxy materials for its 2013 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") received from the Unitarian Universalist Association (the "Proponent").

Enclosed is a letter from Tim Brennan, the Treasurer and CFO of the Proponent, dated March 12, 2013, stating that the Proposal has been voluntarily withdrawn on behalf of the Proponent. See Exhibit A. In reliance on this letter, the Company hereby withdraws the No-Action Request Letter relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Please do not hesitate to contact me at (212) 546-4302 should you have any questions regarding the foregoing.

Sincerely,

Robert J. Wollin
Senior Counsel

Enclosure

cc: Tim Brennan, Unitarian Universalist Association, via e-mail
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squib Company

EXHIBIT A

Letter of Voluntary Withdrawal



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

March 12, 2013

Mr. Robert J. Wollin
Senior Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Rob:

Based on the commitments in your letter of March 12, 2013, the Unitarian Universalist Association wishes to withdraw our resolution, which asks that our company be more transparent regarding lobbying activities, from consideration at the upcoming annual meeting.

We commend BMS for taking this issue seriously and the efforts you are making to improve transparency. And on a personal note, let me say that it has been a pleasure working with you.

Best regards,

Tim Brennan
Treasurer and Chief Financial Officer

Cc: Tim Smith, Walden Asset Management

Affirming the Worth and Dignity of All People

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154 212-546-4000

December 20, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of Unitarian Universalist Association of Congregations – Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from Unitarian Universalist Association of Congregations (the "Proponent"). We have concurrently sent copies of this correspondence to the Proponent.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished currently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Bristol-Myers Squibb Company ("Bristol-Myers") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Bristol-Myers used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Bristol-Myers's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Bristol-Myers is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

A copy of the Proposal and related correspondence from the Proponent is attached to this letter as Exhibit A.

BACKGROUND

On November 21, 2012, the Company received a Federal Express delivery of a shareholder proposal from The National Center for Public Policy Research (the "NCPPR Proposal"). A copy of the NCPPR Proposal is attached to this letter as Exhibit B. Also on November 21, 2012, subsequent to the receipt of the NCPPR Proposal, the Company received a fax from the Proponent containing the Proposal. On December 20, 2012, the Company submitted a letter to the Staff requesting that the Staff concur with the Company's view that it may exclude the NCPPR Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations (the "NCPPR Proposal Request").

BASIS FOR EXCLUSION

We hereby respectfully request that, in the event that the Staff is unable to concur with the Company's intent to exclude the NCPPR Proposal as set forth in the NCPPR Proposal Request, the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates the NCPPR Proposal previously submitted to the Company, which the Company intends to include in the Company's 2013 Proxy Materials if the Staff denies the Company's request for relief set forth in the NCPPR Proposal Request.

ANALYSIS

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (February 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. See, e.g., *Wells Fargo & Co.* (February 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (March 23, 2009, *recon. denied* April 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Ford Motor Co. (Leeds)* (March 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

As described above, on November 21, 2012, the Company received the NCPPR Proposal before it received the Proposal. The NCPPR Proposal states:

> **RESOLVED**: Shareholders request the Board of Directors prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2013. The report should:
>
> 1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
>
> 2. Disclose the outcome and cost of the Company's lobbying activities (both direct and indirect lobbying, including through trade associations and non-profit organizations);
>
> 3. Describe how the outcomes affect the Company's business, including the impact on its reputation.

If the Staff denies the Company's request for relief set forth in the NCPPR Proposal Request, then the Company intends to include the NCPPR Proposal in its 2013 Proxy Materials. The Proposal and the NCPPR Proposal have the same principal thrust or principal focus, as evidenced by the fact that they each request that the Company prepare a report on the Company's lobbying activities. In addition, both proposals request disclosure of the Company's lobbying policies and procedures. For example, the Proposal requests disclosure of the Company's "policy and procedures governing lobbying," and further requests a "[d]escription of the decision making process and oversight by management" concerning both lobbying and grassroots lobbying expenditures. Similarly, the NCPPR Proposal requests disclosure of the "policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company," as well as disclosure of the "outcome and cost of the Company's lobbying activities."

More broadly, both proposals are designed to advance the need for greater transparency for the Company's lobbying policy and procedures, and advance the view that such transparency is necessary to ensure accountability to shareholders. Specifically, the "Whereas" clauses to the Proposal state that "corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately stockholder value" and "we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value." Furthermore, the Supporting Statement to the Proposal states, "[a]bsent a system of accountability, company assets could be used for objectives contrary to Bristol-Myers's long-term interests." In a similar vein, the supporting statement to the NCPPR Proposal states that "[s]hareholders have a right to know the policies that dictates the Company's public policy positions and the legislative and regulatory outcomes of its lobbying activities."

The Proposal and the NCPPR Proposal both express concern about the Company's direct and indirect lobbying activities, but in particular, indirect lobbying through trade associations and other organizations. The Proposal seeks disclosure relating to the Company's policies, procedures and payments for "indirect lobbying," which the Proposal defines as "lobbying engaged in by a trade association or other organization of which Bristol-Myers is a member." Specifically, the Supporting Statement to the Proposal mentions that the Company "is a member of the Pharmaceutical Research and Manufacturers of America (PhRMA)," and that in 2010 and 2011, "PhRMA spent more than $40 million on lobbying." The NCPPR Proposal seeks disclosure of the outcome and cost of the Company's lobbying activities, including "indirect lobbying, including through trade associations and non-profit organizations." The supporting statement to the NCPPR Proposal also notes that "[t]he Company is a member of [PhRMA]," and that "PhRMA dedicated $150 million to conduct an advertising campaign" that contributed to the Patient Protection and Affordable Care Act.

Although the Proposal and the NCPPR Proposal differ in their precise terms and breadth, the principal thrust of each concerns the production of a report on the Company's lobbying activities. Therefore, the Proposal substantially duplicates the earlier received NCPPR Proposal.

The Staff has concurred that similar proposals are substantially duplicative where, as was argued in *Ford Motor Co.* (February 19, 2004), "the terms and the breadth of the two proposals are somewhat different, [but] the principal thrust and focus are substantially the same." In *Bank of America Corp.* (February 14, 2006), Bank of America received a proposal requesting a semi-annual report disclosing its "policies and procedures for political contributions" and its contributions made to various political entities. Subsequently, it received a proposal requesting that it publish, in various newspapers, a report containing "a detailed statement of each political contribution made" in the preceding fiscal year. Even though the specific terms and means of disclosure varied between the proposals, the company argued that the "core issue of both Proposals is substantially the same-disclosure of corporate political contributions." The Staff granted the requested no-action letter. See also *FedEx Corp.* (July 21, 2011) (permitting exclusion of a proposal requesting an annual report and advisory shareholder vote on political contributions as substantially similar to another proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures).

Likewise, in *Johnson & Johnson* (February 23, 2012), Johnson & Johnson received a proposal, similar to the Proposal, requesting that the board authorize the preparation of a report disclosing the company policy and procedures governing the direct, indirect and grassroots lobbying of legislators and regulators, followed by a second proposal, similar to the NCPPR Proposal, requesting the board prepare a report describing the policies, procedures and outcomes from the company's legislative and regulatory public policy advocacy activities. The Staff permitted Johnson & Johnson to exclude the second proposal it received because it was substantially duplicative of the first proposal. See also *Ford Motor Co. (Lazarus)* (February 15, 2011) (permitting the exclusion of a proposal requesting a semi-annual report detailing political contribution expenditures as substantially similar to an earlier proposal requesting the publication of a yearly report detailing political expenditures be published in certain major newspapers); *Merck and Co., Inc.* (January 10, 2006) (permitting the exclusion of a proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Abbott Laboratories* (February 4, 2004) (permitting exclusion of a proposal requesting limitations on all salary and bonuses paid to senior executives as substantially similar to earlier proposal requesting that board of directors adopt a policy prohibiting future stock option grants to senior executives); *Siebel Systems, Inc.* (April 15, 2003) (permitting the exclusion of proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs"); *Wal-Mart Stores, Inc.* (April 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race). Consistent with the above precedent, the Proposal and the NCPPR Proposal, although differing in their specific terms, share the same principal thrust and focus: producing a report on the Company's lobbying activities.

Finally, there is a risk that the Company's shareholders may be confused if asked to vote on both the Proposal and the NCPPR Proposal. If both proposals are included in the Company's 2013 Proxy Materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals. If shareholders voted for both proposals, the Company would not know if it was being asked to produce one or two reports on lobbying activities. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the NCPPR Proposal.

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) in the event that the Staff is unable to concur with the Company's intent to exclude the NCPPR Proposal as set forth in the NCPPR Proposal Request.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 546-4302, Sandra Leung, our General Counsel and Corporate Secretary, at (212) 546-4260, or Kate Kelly, our Vice President and Assistant General Counsel, at (212) 546-4852.

Sincerely,



Robert J. Wollin
Senior Counsel

Enclosures

cc: Timothy Brennan, Esq., Unitarian Universalist Association of Congregations, via e-mail and Federal Express overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company

<u>EXHIBIT A</u>

The Proposal and Other Correspondence



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

BY OVERNIGHT MAIL AND FAX

November 21, 2012

Ms.Sandra Leung
General Counsel and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154-0037

Dear Ms. Leung:

The Unitarian Universalist Association of Congregations ("UUA"), a shareholder of Bristol-Myers Squibb Company ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company prepare a report addressing its lobbying policies and disclosure.

This resolution is submitted by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $140 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Affirming the Worth and Dignity of All People

Verification that we are beneficial owners of at least the required numbers shares of Bristol-Myers Squibb Company is enclosed. If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on lobbying policies and disclosure

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of Bristol-Myers Squibb Company ("Bristol-Myers") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Bristol-Myers used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Bristol-Myers's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Bristol-Myers is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for objectives contrary to Bristol-Myers's long-term interests.

Bristol-Myers spent approximately $7.26 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. These figures do not include lobbying expenditures to influence legislation in states. Bristol-Myers lobbies at the state level with at least 167 lobbyists in 34 states between 2003 and 2011 (National Institute on Money in State Politics). Bristol-Myers is a member of the Pharmaceutical Research and Manufacturers of America (PhRMA). In 2010 and 2011, PhRMA spent more than $40 million on lobbying. Bristol-Myers does not disclose its trade association memberships, payments or the portions used for lobbying on its website. Bristol-Myers does not disclose membership in tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/21/2012

To Whom It May Concern:

As of November 21, 2012, State Street Bank has held at least $2.000 worth of BRISTOL MYERS SQUIBB CO, CUSIP 20825C104, in account number OMB Memorandum The asset has been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Amy Youngberg
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-3078

EXHIBIT B

The Shareholder Proposal from The National Center for Public Policy Research

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 20, 2012

Ms. Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Dear Ms. Leung:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bristol-Myers Squibb Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research owns 137 (one hundred thirty-seven) shares of the Company's common stock that have been held continuously for more than a year prior to the date of this submission. The National Center for Public Policy Research intends to hold these shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, please contact me at 202-543-4110. Copies of correspondence of a request for a "no-action" letter should be forwarded to Mr. Justin Danhof, Esq., Free Enterprise Project Director, The National Center for Public Policy Research, 501 Capitol Court N.E., Suite 200, Washington, DC 20002.

Sincerely,



Justin Danhof, Esq.

Attachments: Shareholder Proposal – Lobbying Report
Proof of Continuous Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Lobbying Report

RESOLVED: Shareholders request the Board of Directors prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2013. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Disclose the outcome and cost of the Company's lobbying activities (both direct and indirect lobbying, including through trade associations and non-profit organizations);

3. Describe how the outcomes affect the Company's business, including the impact on its reputation.

Supporting Statement

As shareholders of Bristol-Myers Squibb, we support transparency and accountability regarding the Company's public policy activities.

The Company is a member of the Pharmaceutical Research and Manufacturers of America Association (PhRMA). PhRMA dedicated $150 million to conduct an advertising campaign that contributed, in large part, to the passage of the Patient Protection and Affordable Care Act (PPACA), commonly known as "ObamaCare." PPACA increases the federal government's involvement in sales of health care services and products, including Company products.

The Company played a major role in passing PPACA. The *Wall Street Journal* has described PhRMA's active participation in that legislation as "a story of crony capitalism" and adds that, it is "clear that ObamaCare might never have passed without the drug companies." They also note that PhRMA's $150 million ad campaign was "coordinated with the White House political shop."

PPACA will affect Bristol-Myers Squibb. The law includes a $2.3 million annual tax on the pharmaceutical industry that will be assessed on companies based on its share of sales.

PPACA is controversial. Support of controversial public policy positions may adversely affect Bristol-Myers Squibb's reputation.

A public opinion poll of another prominent PhRMA member that was conducted by the National Center for Public Policy Research and FreedomWorks found that the company's public policy advocacy harmed the company's reputation. For example, the company's favorability among conservatives fell from 69 percent to 19 percent and from 60 percent to 8 percent among Tea Party activists after they were informed of the company's lobbying for progressive legislation that included PPACA.

Furthermore, the American people oppose PPACA. An October 2012 Rasmussen Reports poll indicated that 54 percent of Americans want the law repealed.

Bristol-Myers Squibb's current lobbying disclosures are inadequate and even misleading. The Company website states, "[w]e work closely with the Pharmaceutical Researchers and Manufacturers of America (PhRMA) to achieve broader patient access to safe and effective medicines through a free market." However, PPACA increases the federal government's role in the health care system and stifles competition. The Company's lobbying position in favor of PPACA directly conflicts with the Company's stated policy position.

Bristol-Myers Squibb allocates significant resources to public policy advocacy. Shareholders have a right to know the policies that dictates the Company's public policy positions and the legislative and regulatory outcomes of its lobbying activities.